Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Drawing of Loans under New Financing
Agreements and Completion of Early Repayment of Project Financing for Tzomet and Gat
Power Plants

Singapore, August 15, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on August 12, 2024 that OPC’s 80%-owned subsidiary OPC Holdings Israel Ltd entered into financing agreements for loans in aggregate amount of approximately NIS 1.65 billion (approximately $443 million) (the “Financing Agreements”) to be used for early repayment of the existing project financing of the Tzomet and Gat power plants.

OPC today announced that the loans under the Financing Agreements have been drawn and the early repayment of the project financing for Tomet and Gat power plants has been completed.